Alterity Annual General Meeting

David Stamler, MD
Chief Medical Officer
Senior VP, Clinical Development

November 26, 2019

Clinical Target – Parkinsonian Disorders
Significant unmet medical need

- Parkinsonian disorders include Parkinson disease and atypical forms such as Multiple system atrophy (MSA) and Dementia with Lewy Bodies
  - Atypical forms have ancillary symptoms and a limited response to available treatments
- Parkinsonism is a syndrome of motor symptoms that include slowness of movement, stiffness and tremor
- First therapeutic target for PBT434 – Multiple System Atrophy (MSA), a devastating and rapidly progressive neurological disease with no approved treatments
- Alterity is targeting these neurodegenerative diseases which share a unifying feature – α-synuclein aggregation and increased iron in areas of pathology

Orphan Designation
PBT434 for the treatment of MSA

- In January 2019, US Food and Drug Administration (FDA) granted Orphan Drug Designation for PBT434
  - 7 years of market exclusivity for use of PBT434 in the treatment of MSA
  - Development incentives of the Orphan Drug Act 1983, including tax credits for qualified clinical testing
- In November 2019, we received positive opinion from the Committee for Orphan Medicinal Products of the European Medicines Agency (EMA) for PBT434
  - Anticipate a decision on Orphan Designation from the European Commission in the near term

Multiple System Atrophy
A form of atypical parkinsonism

- Orphan disease
- No drug approved for treatment of MSA
- Characterized by Parkinsonism (motor symptoms), difficulty maintaining blood pressure and/or problems with gait, balance and coordinating movements
- Hallmark of MSA: accumulation of α-synuclein and neuron loss in multiple brain regions


M1
Frontal
acc
SN
bf
H
EN
am
PN
ON
LCN

Map of brain of MSA Patient

Halliday 2015, based on
Brain 2015: 138; 2293–2309

PBT434 Targets Alpha-Synuclein

Alterity THERAPEUTICS



N'
C'

DOI:10.4236/health.2012.431175

Biogen

Takeda

AstraZeneca

Roche

THE MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH

- α-synuclein is an established disease target
- Abundant protein in the brain
- Critical for normal function of neurons
- Key protein involved in neurotransmission
  - Enables neurotransmitter release through synaptic vesicle fusion to nerve terminal



SYNAPTIC VESICLES

Brain Iron Increased in Areas of Pathology

Alterity THERAPEUTICS

Parkinson's disease



Substantia nigra (T)
n = 7 *
n = 9
Substantia nigra (pc)
n = 8 *
n = 3
Cerebellum
n = 13
n = 24
0
10000
20000
30000
nmol iron/g of human brain
Patients
Healthy

Multiple System Atrophy



Cerebral cortex
n = 8
n = 11
Caudate nucleus
n = 8 *
n = 10
Putamen (M)
n = 8 *
n = 10
Putamen (L)
n = 8
n = 8
Globus pallidus (M)
n = 8
n = 9
Globus pallidus (L)
n = 8 *
n = 11
Substantia nigra (T)
n = 6 *
n = 9
Cerebellum
n = 8
n = 12
0
10000
20000
30000
nmol iron/g of human brain

Specialized MRI to Measure Brain Iron



MSA
Healthy

Courtesy of P. Trujillo, D. Claassen

Dexter et al. Brain.1991;114

PBT434 is Efficacious in Parkinsonian Disease Animal Models

Parkinson's disease Model

↓ α-Synuclein aggregation


**
hA53T α-syn
6
4
2
0
Vehicle
PBT434

Preserves nigral neurons


**
Total SNpc neurons
8000
4000
0
W/T
Vehicle
PBT434

Improves motor function


**
% Clasping
100
50
0
Vehicle
PBT434

Atypical Parkinson's Model

Aggregated


**
Relative to Total Protein
0.8
0.6
0.4
0.2
0.0
Vehicle
PBT434


P=0.001
Total N SNpc neurons
6000
5000
4000
3000
2000
W/T
Veh
PBT434


**
Time on the rod (s)
40
30
20
10
0
Vehicle
PBT434

Finkelstein et al. Acta Neuropath Comm (2017) 5:53
Finkelstein et al. Movement Disorders (2018) Vol. 33, Suppl. 2

Phase 1 Design

- Population: Healthy adult and older adult (≥65 yo) volunteers


600 mg
300 mg
100 mg
50 mg
250 mg bid
≥ 65 years
200 mg bid
100 mg bid

Single Ascending Doses
(6A:2P/cohort)

Multiple Ascending Doses
(8A:2P/cohort)

Plasma and Spinal Fluid Concentrations of PBT434



Plasma after Single Doses
PBT434 in plasma (ng/mL)
10000
1000
100
10
1
0
12
24
36
48
60
72
Hours post dose
50 mg
100 mg
300 mg
600 mg



Spinal Fluid at Steady-State
Plasma (unbound, ng/mL)
250
200
150
100
50
0
CSF (ng/mL)
r2=0.72
CSF concentrations at efficacious doses in mouse
Plasma and CSF 11 hours post dose, 200 mg BID
Plasma and CSF 1.5 hours post dose, 200 and 250 mg BID

Takeaways

- PBT434 demonstrated dose dependent pharmacokinetics with a mean elimination half-life up to 9.3 hrs
- **CSF concentrations of PBT434 at doses ≥ 200 mg BID were greater than those associated with robust efficacy in animal models of PD and MSA**

Safety of PBT434

- All adverse events (AEs) were mild to moderate in severity
- No serious AEs or AEs leading to discontinuation in any subject
- Headache was the most common AE in subjects receiving 8 days PBT434
- The AE profile was similar for adult and ≥ 65 year-old volunteers
- No clinically significant findings were observed in vital signs, clinical laboratory parameters or 12-lead ECGs

Summary

Alterity THERAPEUTICS

✓ Targeting Orphan disease with no approved treatments
- Potential peak sales of US$750 million (U.S. only)

✓ Development team with proven track record at FDA

✓ Lead drug candidate passed Phase 1
- PBT434 was well tolerated with an AE profile comparable to placebo
- PBT434 achieved CSF concentrations exceeding those associated with robust efficacy in MSA animal model of MSA

✓ Phase 2 planning ongoing
- Preparing for FDA interaction
- Phase 2 optimization study to start in near term

✓ Strong pipeline potential

Alterity
THERAPEUTICS